SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 14, 2007

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                           --------------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                        Form 20-F |X|       Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes | |             No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes | |             No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes | |             No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 14, 2007, reporting financial results for the fourth quarter and year ended December 31, 2006.

[DASSAULT SYSTEMES LOGO OMITTED]

           DS Achieves its 2006 Objectives and Reaches 25% PLM Market
                                Share Milestone

Paris, France, February 14, 2007 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) reported financial results for the fourth quarter and year ended December 31, 2006.

                          Summary Financial Highlights

     o Financial results well in line with objectives for the fourth quarter and full year

     o    Acquisitions achieved key financial targets

     o    2006 GAAP revenue of (euro)1.16 billion and GAAP EPS of (euro)1.51

     o 2006 total non-GAAP revenue of (euro)1.18 billion or 27% growth in constant currencies and non-GAAP EPS growth of 15% to (euro)1.83

     o Non-GAAP revenue growth of 12% in constant currencies before including ABAQUS and MatrixOne

Bernard Charles, Dassault Systemes President and Chief Executive Officer, commented, "2006 was a remarkable year for DS. We delivered strong financial results growing revenue by 27% in constant currencies and earnings per share by 15%. We successfully integrated two major acquisitions within a twelve-month period. And we redesigned our 25-year strategic partnership with IBM to jointly expand the enterprise PLM offering sold by IBM and to transition to a DS-managed PLM indirect channel. Thanks to everyone's focus across DS on innovation and execution to serve our customers, DS reached an important leadership milestone, with a total PLM market share estimated at 25%.

"Our market leadership reflects the confidence that our customers and partners have placed in us and our passion to invent new approaches to help them take advantage of the 3D virtual world as a vehicle for advancing innovation, global collaboration and productivity.

"During 2006 we completed our first ten years as a public company. Over this timeframe, DS has established a strong performance track record, delivering compound annual growth of 18% for revenues and 15% for earnings and maintaining a very attractive financial model. 2006 also serves as a very solid foundation for the coming years. With leading brands in growing markets, I believe we are well-positioned to attain our 2005-2010 goals of doubling both revenue and earnings."

               Fourth Quarter and Full Year 2006 Financial Summary

Dassault Systemes completed the acquisition of ABAQUS, Inc. in October, 2005 and MatrixOne Inc. in May, 2006 and has accounted for these acquisitions pursuant to U.S. GAAP ("GAAP"). In addition to GAAP information, this press release presents supplemental non-GAAP financial information which reflects certain adjustments to our GAAP information. The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude: (i) deferred revenue adjustments,
(ii) amortization of acquired intangibles, (iii) stock-based compensation expense and (iv) one-time tax restructuring effects. See Attachment A of this press release for an explanation of these adjustments, and tables which set forth the most comparable GAAP financial measures and a reconciliation of the GAAP and non-GAAP financial data.

Fourth Quarter 2006 Financial Highlights:

-------------------------- --------------------------------- ---------------------------------
Fourth Quarter 2006
In millions of Euro,
except per share data                    GAAP                            Non-GAAP
-------------------------- --------------------------------- ---------------------------------
                            Q4 2006     Growth      Growth    Q4 2006     Growth      Growth
                                                    in cc*                            in cc*
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Total Revenue                349.4       15%         20%       353.2       13%         18%
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------
E.P.S.                       0.66        14%                   0.72         7%
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Operating margin             29.9%                             34.3%
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------

* in constant currencies

GAAP total revenue increased 15% to (euro)349.4 million (20% in constant currencies) for the 2006 fourth quarter on a 14% increase in software revenue and a 21% increase in services and other revenue.

Non-GAAP total revenue increased 13% to (euro)353.2 million (18% in constant currencies) with non-GAAP software revenue increasing 11% (17% in constant currencies) and non-GAAP services and other revenue rising 21% (27% in constant currencies). CATIA and SolidWorks new seats licensed in the quarter increased 4% to 23,280 seats.

From a regional perspective, all regions contributed to the increase in non-GAAP revenue, led by the Americas with 28% growth (39% in constant currencies) and Asia with 7% growth (19% in constant currencies). Europe increased 7% year-over-year, following a very strong performance in the year-ago quarter.

From a segment perspective, both Product Lifecycle Management ("PLM") and SolidWorks achieved strong growth. Specifically, non-GAAP PLM revenue increased 12% to (euro)293.9 million (18% in constant currencies), and included non-GAAP ENOVIA revenue of (euro)71.1 million. Non-GAAP SolidWorks revenue increased 14% to (euro)59.3 million (20% in constant currencies).

GAAP earnings per diluted share increased 14% to (euro)0.66 in the 2006 fourth quarter, on higher GAAP operating income and financial revenue and a lower effective tax rate.

Non-GAAP earnings per diluted share increased 7% to (euro)0.72 in the 2006 fourth quarter, primarily reflecting higher operating income and financial revenue and a lower effective tax rate.

Full Year 2006 Financial Highlights:

-------------------------- --------------------------------- ---------------------------------
Full Year 2006                           GAAP                            Non-GAAP
In millions of Euro,
except per share data
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------
                            FY 2006     Growth     Growth     FY 2006     Growth     Growth
                                                    in cc*                            in cc*
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Total Revenue               1,157.8      24%         26%      1,177.5      25%         27%
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------
E.P.S.                       1.51         1%                   1.83        15%
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Operating margin             21.2%                             26.9%
-------------------------- ---------- ----------- ---------- ---------- ----------- ----------

* in constant currencies

GAAP total revenue increased 24% to (euro)1.16 billion (26% in constant currencies) on a 23% increase in GAAP software revenue and a 29% increase in GAAP services and other revenue.

Non-GAAP total revenue increased 25% to (euro)1.18 billion (27% in constant currencies) reflecting a 24% increase in non-GAAP software revenue (26% in constant currencies) and a 29% increase in non-GAAP services and other revenue (31% in constant currencies). CATIA and SolidWorks new seats licensed increased 9% to 78,684.

From a regional perspective, 2006 non-GAAP revenue increased 24% in Europe, 28% in the Americas (29% in constant currencies) and 22% in Asia (29% in constant currencies). As a percentage of total non-GAAP revenue, Europe accounted for 47%, the Americas 31% and Asia 22%.

Bernard Charles commented, "DS 2006 financial performance was driven by broad-based strength.

     o CATIA had a very good year, growing almost twice the estimated 6% growth of the CAD market, with strategic wins and increased penetration of the supply chain and target industries. As the number one PLM CAD software, we continue to see good opportunities to extend our leadership. Looking ahead, CATIA should be a key beneficiary of our new go-to-market model for the PLM indirect channel.

     o SIMULIA grew twice as fast as the overall simulation market on expanding relationships with its largest customers as well as a broad level of interest across a diversified set of industries. We expect our simulation performance in 2006 to have led to market share gains for DS in this segment of the PLM market.

     o SolidWorks delivered a significant increase in revenues. Working closely with its dynamic network of resellers, SolidWorks has consistently outpaced market growth and won nearly two-thirds of its new business from conversion of legacy 2D seats.

     o DELMIA attained important wins during 2006. We believe that the adoption of our digital manufacturing solutions by our largest customers underlines the potential of our solutions to enable global and flexible production systems.

     o ENOVIA finished 2006 with the most comprehensive collaborative offering in the PLM market, following the acquisition of MatrixOne in May 2006. We have significantly increased our ability to serve our eleven targeted industries."

From a segment perspective, non-GAAP PLM revenue grew 26% to (euro)959.4 million (28% in constant currencies) on broad strength. Non-GAAP PLM revenue included non-GAAP ENOVIA revenue, which increased 64% (66% in constant currencies) to
(euro)199.7 million. SolidWorks non-GAAP revenue grew 20% to (euro)218.1 million (22% in constant currencies) and represented 19% of non-GAAP total revenue.

GAAP earnings per diluted share increased 1% to (euro)1.51. GAAP operating income decreased 2% to (euro)245.9 million. These results largely reflected the impact of amortization of acquired intangibles in connection with 2005 and 2006 acquisitions.

Non-GAAP earnings per diluted share increased 15% to (euro)1.83, on strong growth in non-GAAP operating income. Specifically, non-GAAP operating income increased (euro)46.3 million or 17% to (euro)316.2 million in 2006. The non-GAAP operating margin was 26.9% for the full year 2006, in line with the Company's financial objective.

Cash flow and other financial highlights

Net operating cash flow was (euro)38.3 million and (euro)262.9 million for the fourth quarter and year ended December 31, 2006, respectively. Cash and short-term investments totaled (euro)459.2 million and long-term debt was
(euro)204.3 million at December 31, 2006.

                                Business Outlook

Thibault de Tersant, Senior Executive Vice President and CFO, stated, "By achieving all of our objectives for 2006, attaining our revenue and earnings growth objectives and meeting our profitability goals, we have demonstrated our ability to select the right acquisitions and to integrate them while achieving double-digit core revenue growth.

"Looking to 2007, our objectives are to deliver a good level of non-GAAP revenue and earnings growth accompanied by a stable operating margin in comparison to 2006. Specifically, we are raising our 2007 non-GAAP constant currency revenue growth objective to 12% to 13% from the range of 11% to 12% given in October 2006. We are initiating our 2007 non-GAAP earnings per share growth objective of 9% to 12% growth, with acceleration in earnings growth as we move through the year. And we expect a stable non-GAAP operating margin of about 27% thanks to profitability improvements enabling us to make PLM channel investments as well as compensating for unfavorable changes in currency exchange rates."

The Company's objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below.

     o    First quarter  non-GAAP total revenue  objective of about (euro)282 to
          (euro)287 million, non-GAAP EPS of about (euro)0.31 to (euro)0.32 and non-GAAP operating margin of about 18% to 19%
     o    2007  non-GAAP  total  revenue   objective  of  about   (euro)1.29  to
          (euro)1.30 billion, representing about 12-13% growth in constant currencies
     o 2007 non-GAAP EPS of about (euro)2.00 to (euro)2.05, representing about 9% to 12% growth
     o    2007 non-GAAP operating margin of about 27%
     o Objectives based upon exchange rate assumptions for the first quarter and full year of US$1.30 per (euro)1.00 and JPY 155 per (euro)1.00

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately
(euro)8 million for 2007; stock-based compensation expense estimated at approximately (euro)13 million for 2007, and amortization expense for acquired intangibles estimated at approximately (euro)11 million per quarter. These estimates do not include any new stock option or share grants, or any new acquisitions in 2007.

                Strategy, Technology, Customers and Partnerships

Dassault Systemes and IBM Expand Strategic Partnership, with IBM to Sell Additional DS Solutions. DS and IBM recently announced a significant expansion of their 25-year partnership. Under the terms of the new agreement, both IBM and DS will increase the scope of their responsibilities, with IBM selling DS's expanded portfolio of PLM solutions, and DS assuming management of the PLM indirect sales channel through a transition expected to be completed in early 2008.

Boeing Simulates and "Manufactures" 787 Dreamliner at Industry-First Event with 3D PLM from Dassault Systemes. On December 7, 2006 Boeing completed a virtual roll-out of its 787 Dreamliner. This first-ever virtual rollout was not simply an animation of the completed airplane, but a virtual simulation and validation of the entire manufacturing process. Dassault Systemes' PLM solutions used by Boeing on the 787 Dreamliner include DELMIA for virtual planning and production, CATIA for virtual product design, and ENOVIA VPLM for enterprise-wide collaboration.

OMRON Corp., a Leading Manufacturer of Control Equipment for Factory Automation, Integrates DELMIA Automation into its New Generation of Control and Network
Solutions. DELMIA Automation V5 enables the optimization and validation of a given manufacturing process in a 3D virtual environment from control design processes to the shop floor environment. By performing pre-validation in 3D, "virtual commissioning", DELMIA Automation V5 allows control departments to work in parallel and share information with mechanical and electrical departments earlier in the development process, optimizing engineering processes.

Conference call information

Dassault Systemes will host a teleconference call today, Wednesday, February 14, 2007 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

Cautionary statement regarding forward-looking statements: Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our financial performance objectives are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of a decrease in the market demand for our products and services; (iii) difficulties or adverse changes (a) affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM, and (b) arising from the current reorganization of our PLM sales channels; (iv) new product developments and technological changes; (v) errors or defects in our products; (vi) growth in market share by our competitors; and
(vii) the realization of any risks related to the integration of MatrixOne or any other newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2005, which was filed with the SEC on June 30, 2006, could materially affect the Company's financial position or results of operations.

                                       ###

About Dassault Systemes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systemes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systemes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit: http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systemes or its subsidiaries in the US and/or other countries. All other companies and products mentioned herein may be the trademarks of their respective owners.

(Tables to follow)

CONTACTS:

Dassault Systemes:                                 Financial Dynamics:
Valerie Agathon/Geraldine Nithart-Riva             Harriet Keen/Haya Chelhot
33.1.40.99.69.24                                   44.20.7831.3113
                                                   Pierre Mas/Carole Richon
                                                   Florence de Montmarin
                                                   33.1.47.03.68.10

                                DASSAULT SYSTEMES
                  CONSOLIDATED STATEMENTS OF INCOME (U.S. GAAP)
                  (in millions of Euro, except per share data)

-------------------------------------- -------------------------------- --------------------------------
                                             Three months ended              Twelve months ended
                                       -------------------------------- --------------------------------
                                        December 31,       December      December 31,       December
                                            2006           31, 2005          2006           31, 2005
-------------------------------------- ---------------- --------------- ---------------- ---------------
  New licenses revenue                       134.4           134.2            432.3            375.6
  Recurring licenses and product             152.2           118.0            530.8            408.0
  development revenue
                                       ---------------- --------------- ---------------- ---------------
  Software revenue                           286.6           252.2            963.1            783.6
  Services and other revenue                  62.8            52.0            194.7            150.9
                                       ---------------- --------------- ---------------- ---------------
  Total Revenue                        (euro)349.4     (euro)304.2    (euro)1,157.8      (euro)934.5

  Cost of software revenue                    13.4             8.3             49.6             26.8
  Cost of services and other revenue          39.3            33.0            143.7            115.3
  Research and development                    75.1            70.1            299.9            250.0
  Marketing and sales                         84.3            66.5            296.0            223.0
  General and administrative                  24.4            16.9             83.7             58.6
  Amortization of acquired                     8.6             8.7             39.0              9.8
  intangibles
                                       ---------------- --------------- ---------------- ---------------
  Total Operating Expenses             (euro)245.1     (euro)203.5      (euro)911.9      (euro)683.5
                                       ================ =============== ================ ===============
  Operating Income                     (euro)104.3     (euro)100.7      (euro)245.9      (euro)251.0
  Financial revenue and other, net             5.5             2.6              4.7             15.3
                                       ---------------- --------------- ---------------- ---------------
  Income before income taxes                 109.8           103.3            250.6            266.3
  Income tax expense                         (31.6)          (34.3)           (70.8)           (90.8)
                                       ---------------- --------------- ---------------- ---------------
  Net Income                            (euro)78.2      (euro)69.0      (euro)179.8      (euro)175.5
                                       ================ =============== ================ ===============
  Basic net income per share            (euro)0.68      (euro)0.60       (euro)1.56       (euro)1.54
                                       ================ =============== ================ ===============
  Diluted net income per share          (euro)0.66      (euro)0.58       (euro)1.51       (euro)1.49
                                       ================ =============== ================ ===============
  Basic weighted average shares              115.5           114.6            115.2            114.0
  outstanding (in millions)
                                       ================ =============== ================ ===============
  Diluted weighted average shares            119.0           119.2            119.1            117.6
  outstanding (in millions)
-------------------------------------- ---------------- --------------- ---------------- ---------------

                                DASSAULT SYSTEMES
                CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

                              (in millions of Euro)

-------------------------------------------------- --------------------- ---------------------
                                                    December 31, 2006     December 31, 2005
-------------------------------------------------- --------------------- ---------------------
   ASSETS
Cash and short-term investments                                 459.2              379.9
Accounts receivable, net                                        303.6              287.8
Other assets                                                  1,091.8              745.6
                                                   --------------------- ---------------------
   Total assets                                        (euro) 1,854.6     (euro) 1,413.3
-------------------------------------------------- --------------------- ---------------------
   LIABILITIES
   AND SHAREHOLDERS' EQUITY
Long-term debt                                                  204.3                1.5
Other liabilities                                               542.0              425.7
Shareholders' equity                                          1,108.3              986.1
                                                   --------------------- ---------------------
   Total liabilities and shareholders' equity          (euro) 1,854.6     (euro) 1,413.3
-------------------------------------------------- --------------------- ---------------------

                                     DASSAULT SYSTEMES
                         CONDENSED CASH FLOW STATEMENT (U.S. GAAP)
                                   (in millions of Euro)

------------------------------ ---------------------------------------- ----------------------------------------
                                         Three months ended                      Twelve months ended
                               -------------- ------------- ----------- -------------- ------------- -----------
                               December 31,     December    Variation   December 31,     December     Variation
                                   2006         31, 2005                    2006         31, 2005
------------------------------ -------------- ------------- ----------- -------------- ------------- -----------
Net income                            78.2            69.0          9.2         179.8         175.5          4.3
Changes in working capital
and  non-cash P&L items              (39.9)          (31.9)        (8.0)         83.1          21.2         61.9
                               -------------- ------------- ----------- -------------- ------------- -----------
Net Cash provided by
operating activities            (euro)38.3      (euro)37.1    (euro)1.2   (euro)262.9   (euro)196.7   (euro)66.2

Acquisition and sale of
assets                                (6.7)            0.2         (6.9)        (25.9)        (22.0)        (3.9)
Acquisitions net of cash
acquired                               0.2          (305.0)       305.2        (260.9)       (329.4)        68.5
Loan and other                         0.1            (0.4)         0.5           1.9          (2.3)         4.2
                               -------------- ------------- ----------- -------------- ------------- -----------
Net Cash provided by (used
in) investing activities        (euro)(6.4)   (euro)(305.2) (euro)298.8  (euro)(284.9) (euro)(353.7)  (euro)68.8

Proceeds from long-term                0.0             0.0          0.0         200.0           0.0        200.0
borrowings
Share repurchase and
proceeds from stock option
exercise, net                        (19.6)           (3.0)       (16.6)        (25.2)          0.1        (25.3)
Payments on capital lease
obligations                           (0.4)           (1.9)         1.5          (1.7)         (1.9)         0.2
Cash dividends paid                    0.0             0.0          0.0         (48.2)        (43.1)        (5.1)
                               -------------- ------------- ----------- -------------- ------------- -----------
Net Cash provided by (used
in) financing activities       (euro)(20.0)     (euro)(4.9) (euro)(15.1)  (euro)124.9   (euro)(44.9) (euro)169.8
(1)

Effect of exchange rate
changes on treasury (2)         (euro)(8.0)      (euro)1.5   (euro)(9.5)  (euro)(23.6)   (euro)29.0  (euro)(52.6)

                               ============== ============= =========== ============== ============= ==========
Increase (Decrease) in
treasury 2)                      (euro)3.9    (euro)(271.5) (euro)275.4    (euro)79.3  (euro)(172.9) (euro)252.2
------------------------------ -------------- ------------- ----------- -------------- ------------- ----------

------------------------------ -------------- ------------- ----------- -------------- ------------- ----------
Treasury (2)
at beginning of period         (euro)455.3     (euro)651.4                (euro)379.9   (euro)552.8
Treasury (2)
 at end of period              (euro)459.2     (euro)379.9                (euro)459.2   (euro)379.9
------------------------------ -------------- ------------- ----------- -------------- ------------- ----------

(1)     Excluding changes in short-term investments.
(2)     Treasury includes cash, cash equivalents and short-term investments.

                                  Attachment A
                   Supplemental Non-GAAP Financial Information

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures are set forth below. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

In evaluating and communicating our results of operations, we supplement our financial results reported on a GAAP basis with additional non-GAAP financial data, including non-GAAP revenue, operating income, operating margin, net income and diluted earnings per share. As further explained below, the supplemental non-GAAP financial information excludes certain income statement elements: deferred revenue adjustments, amortization of acquired intangibles (which arise from our acquisitions of companies and certain technology related intangible assets), stock-based compensation expense and one-time tax restructuring effects. For this reason, and subject to the limitations set forth above and below, we believe that the supplemental non-GAAP data provides a consistent basis for period-to-period comparisons which can improve investors' understanding of our financial performance.

Our management uses the supplemental non-GAAP financial information, together with our GAAP financial information, to evaluate our operating performance, to make operating decisions and to plan and set objectives for future periods. Compensation of our executives is based in part on the performance of our business measured with the supplemental non-GAAP financial information. We believe that the supplemental non-GAAP data also provides meaningful information to investors and financial analysts who use them for comparing our operating performance to our historical trends and to other companies in our industry, as well as for valuation purposes.

The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude:

     o Deferred revenue adjustment: Under U.S. GAAP, deferred revenue of an acquired company must be adjusted by writing it down to account for the fair value of customer support obligations assumed under support contracts acquired through the acquisition. As a result, in the case of a typical one-year contract, our GAAP revenues for the one-year period subsequent to an acquisition do not reflect the full amount of revenue on assumed contracts that would have otherwise been recorded by the acquired entity.

          In our supplemental non-GAAP financial information, we have excluded this write-down to the carrying value of the deferred revenue, and we reflect instead the full amount of such revenue. We believe that the non-GAAP measure of revenue is useful to investors and management because it reflects a level of revenue and operational results that corresponds to the combined business activities of DS and the acquired company. In addition, the non-GAAP financial information provides a consistent basis for comparing our future operating performance, when no further adjustments to deferred revenue are required, against recent results.

          However, by excluding the deferred revenue adjustment, the supplemental non-GAAP financial information reflects the total revenue that would have been recorded by the acquired entity but may not reflect the total cost associated with generating the non-GAAP revenue, since such cost may have been partially incurred by the acquired company prior to the acquisition.

     o Amortization of acquired intangibles: Under U.S. GAAP, the cost of acquired intangible assets, whether acquired through acquisitions of companies or of technology or other intangible assets must be recognized according to the assets' fair value and amortized over their estimated useful life.

          In our supplemental non-GAAP financial information, we have excluded the amortization expense related to acquired intangibles in order to provide a consistent basis for comparing our historical results. For technology and other intangible assets we develop internally, we typically expense costs in the period in which they are incurred. For example, because we typically incur most of our research and development costs prior to reaching technical feasibility, our research and development costs are normally expensed in the period in which they are incurred. By excluding the amortization expense related to acquired intangibles, the supplemental non-GAAP financial information provides a uniform approach for evaluating the development of all our technology, whether developed internally or acquired externally. As a result, we believe that the supplemental non-GAAP financial information offers investors a useful basis for comparing our historical results.

          However, the acquired intangible assets whose amortization costs are excluded contributed to revenue earned during the period, and it may not have been possible to earn such revenue without such assets. In addition, the amortization of acquired intangibles is a recurring expense until their total cost has been amortized.

     o Stock-based compensation expense: Under U.S. GAAP, we are required to recognize in our income statement all share-based payments to employees, including grants of employee stock options, based on their fair values over the period that an employee provides service in exchange for the award. This requirement, which is set forth under SFAS 123(R), became effective for us as of January 1, 2006.

          In our supplemental non-GAAP financial information, we have excluded this expense to help investors compare our 2006 financial information with financial information for periods prior to January 1, 2006, when stock-based compensation costs were not expensed. In addition, because financial analysts and investors were using a valuation model which did not take into account our stock-based compensation expense for prior periods, the exclusion of stock-based compensation expense in our supplemental non-GAAP financial information helps them ensure the consistency of their valuation metrics. Our management also considers this non-GAAP information when reviewing our operating performance, since stock-based compensation costs can fluctuate due to factors
          other  than  the  level  of  our   business   activity  or   operating
          performance.

          However, stock-based compensation is one component of employee compensation. By excluding stock-based compensation expense, the supplemental non-GAAP financial information does not reflect our full cost of attracting, motivating and retaining our personnel. Stock-based compensation expense is a recurring expense.

     o One-time tax restructuring effects: Our U.S. GAAP financial statements reflect the impact of a tax restructuring effected during the third and fourth quarters of 2006 in the U.S.

          In our supplemental non-GAAP financial information, we have excluded the one-time impact attributable to this tax restructuring because of its unusual nature in both qualitative and quantitative terms. We do not expect such tax effects to occur as part of our normal business on a regular basis. As a result, we believe that by excluding the one-time effects of the tax restructuring, our supplemental non-GAAP financial information helps investors understand the current trends in our operating performance. We also believe that the exclusion of the one-time tax restructuring effects facilitates a comparison of our effective rate of income tax between different periods.

          However, the one-time tax restructuring effects are a component of our income tax expense for the period during which the restructuring took place. By excluding these effects, the supplemental non-GAAP financial information overstates our income tax expense for the relevant period.

The following tables set forth our supplemental non-GAAP revenue, operating income, operating margin, net income and diluted earnings per share, which exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, the expenses for the amortization of acquired intangible assets, stock-based compensation and one-time tax restructuring effects (as explained above). The tables also set forth the most comparable GAAP financial measure and a reconciliation of the GAAP and non-GAAP information.

                                DASSAULT SYSTEMES
                   SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
                        US GAAP - NON-GAAP RECONCILIATION
                  (in millions of Euro, except per share data)

----------------------------------------------------------------------------------------------------------------------------------
                                                        Three months ended December 31,                             Variation
                             -----------------------------------------------------------------------------------------------------
                               2006 GAAP      Adjustment     2006         2005         Adjustment     2005                   Non-
                                                 (1)       Non-GAAP       GAAP             (1)      Non-GAAP       GAAP     GAAP(2)
----------------------------------------------------------------------------------------------------------------------------------

Total Revenue                 (euro)349.4            3.8 (euro)353.2   (euro)304.2            9.1 (euro)313.3        15%        13%

Total Revenue breakdown
by activity
Software revenue                    286.6            3.8       290.4         252.2            9.1       261.3        14%        11%
Services and other
revenue                              62.8                                     52.0                                   21%

Total Revenue
  breakdown by segment
PLM revenue                         292.2            1.7       293.9         253.2            8.2       261.4        15%        12%
  of which ENOVIA revenue            69.3            1.8        71.1          47.1                                   47%        51%
SolidWorks revenue                   57.2            2.1        59.3          51.0            0.9        51.9        12%        14%

Total Revenue breakdown by
  geography
Americas revenue                    108.3            1.8       110.1          82.4            3.3        85.7        31%        28%
Europe revenue                      170.9            1.4       172.3         157.8            3.6       161.4         8%         7%
Asia revenue                         70.2            0.6        70.8          64.0            2.2        66.2        10%         7%
----------------------------------------------------------------------------------------------------------------------------------

Total Operating Expenses      (euro)245.1          (13.0)(euro)232.1   (euro)203.5           (8.7)(euro)194.8        20%        19%
Stock-based compensation
  expense                             4.4           (4.4)          -             -                                   n/a        n/a
Amortization of acquired
  intangibles                         8.6           (8.6)          -           8.7           (8.7)          -        n/a        n/a
----------------------------------------------------------------------------------------------------------------------------------

Operating Income              (euro)104.3           16.8 (euro)121.1   (euro)100.7           17.8 (euro)118.5         4%         2%
Operating Margin                     29.9%                      34.3%         33.1%                      37.8%
Income before Income Taxes          109.8           16.8       126.6         103.3           17.8       121.1         6%         5%
Income tax expense                  (31.6)          (9.3)      (40.9)        (34.3)          (6.8)      (41.1)       n/a        n/a
Income tax effect of
  adjustments above                   4.6           (4.6)          -           6.8           (6.8)          -        n/a        n/a
One-time tax restructuring
  effects                             4.7           (4.7)          -             -                                   n/a        n/a
Net Income                     (euro)78.2            7.5  (euro)85.7    (euro)69.0            11.0 (euro)80.0         13%        7%
Diluted Net Income Per
  Share (3)                    (euro)0.66           0.06  (euro)0.72    (euro)0.58            0.09 (euro)0.67         14%        7%
----------------------------------------------------------------------------------------------------------------------------------

     (1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment;
     (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus, with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects.

 -----------------------------------------------------------------------------
                                         Three months ended December 31,
 -----------------------------------------------------------------------------
                                     2006 GAAP  Adjustment   2006     2005 GAAP
                                                           Non-GAAP
 -----------------------------------------------------------------------------
 Cost of services and other revenue     39.3      (0.2)      39.1       33.0
 Research and development               75.1      (2.5)      72.6       70.1
 Marketing and sales                    84.3      (0.9)      83.4       66.5
 General and administrative             24.4      (0.8)      23.6       16.9
 Total stock-based compensation                   (4.4)
      expense
 -----------------------------------------------------------------------------

     (2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

     (3) Based on a weighted average 119.0 million diluted shares for Q4/2006 and 119.2 million diluted shares for Q4/2005.

                                DASSAULT SYSTEMES
              SUPPLEMENTAL SELECTED NON- GAAP FINANCIAL INFORMATION
                        US GAAP - NON-GAAP RECONCILIATION
                  (in millions of Euro, except per share data)


----------------------------------------------------------------------------------------------------------------------------------
                                                        Three months ended December 31,                             Variation
                             -----------------------------------------------------------------------------------------------------
                               2006 GAAP      Adjustment     2006         2005         Adjustment     2005                   Non-
                                                 (1)       Non-GAAP       GAAP             (1)      Non-GAAP       GAAP     GAAP(2)
----------------------------------------------------------------------------------------------------------------------------------
Total Revenue               (euro)1,157.8         19.7 (euro)1,177.5   (euro)934.5            9.1 (euro)943.6        24%        25%

Total Revenue breakdown by
  activity
Software revenue                    963.1         19.7         982.8         783.6            9.1       792.7        23%        24%
Services and other revenue          194.7                                    150.9                                   29%

Total Revenue breakdown by
  segment
PLM revenue                         943.3         16.1         959.4         753.6            8.2       761.8        25%        26%
of which ENOVIA revenue             190.4          9.3         199.7         121.9                                   56%        64%
SolidWorks revenue                  214.5          3.6         218.1         180.9            0.9       181.8        19%        20%

Total Revenue breakdown by
  geography
Americas revenue                    356.0         10.5         366.5         283.0            3.3       286.3        26%        28%
Europe revenue                      541.9          6.4         548.3         438.2            3.6       441.8        24%        24%
Asia revenue                        259.9          2.8         262.7         213.3            2.2       215.5        22%        22%
----------------------------------------------------------------------------------------------------------------------------------

Total Operating Expenses      (euro)911.9        (50.6)  (euro)861.3   (euro)683.5           (9.8)(euro)673.7        33%        28%
Stock-based compensation
  expense                            11.6        (11.6)            -             -                                   n/a        n/a
Amortization of acquired
  intangibles                        39.0        (39.0)            -           9.8           (9.8)          -        n/a        n/a
----------------------------------------------------------------------------------------------------------------------------------

Operating Income              (euro)245.9         70.3   (euro)316.2   (euro)251.0           18.9 (euro)269.9        (2%)       17%
Operating Margin                     21.2%                      26.9%         26.9%                      28.6%
Income before Income Taxes    (euro)250.6         70.3   (euro)320.9   (euro)266.3           18.9 (euro)285.2        (6%)       13%
Income tax expense                  (70.8)       (32.6)       (103.4)        (90.8)          (7.2)      (98.0)       n/a        n/a
Income tax effect of
  adjustments above                  21.1        (21.1)            -           7.2           (7.2)          -        n/a        n/a
One-time tax restructuring
  effects                            11.5        (11.5)            -             -                                   n/a        n/a
Net Income                    (euro)179.8         37.7   (euro)217.5   (euro)175.5           11.7 (euro)187.2         2%        16%
Diluted Net Income Per
  Share(3)                     (euro)1.51         0.32    (euro)1.83    (euro)1.49           0.10  (euro)1.59         1%        15%
----------------------------------------------------------------------------------------------------------------------------------

     (1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment;
     (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects.

-------------------------------------------------------------------------------
                                         Three months ended December 31,
-------------------------------------------------------------------------------
                                     2006 GAAP  Adjustment   2006     2005 GAAP
                                                           Non-GAAP
-------------------------------------------------------------------------------
Cost of services and other revenue     143.7     (0.4)      143.3      115.3
Research and development               299.9     (6.8)      293.1      250.0
Marketing and sales                    296.0     (2.5)      293.5      223.0
General and administrative             83.7      (1.9)      81.8       58.6
Total stock-based compensation                  (11.6)
     expense
-------------------------------------------------------------------------------

     (2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

     (3) Based on a weighted average 119.1 million diluted shares for FY 2006 and 117.6 million diluted shares for FY 2005.

                                DASSAULT SYSTEMES
                              NON-GAAP KEY FIGURES
   (in millions of Euro, except per share data, headcount and exchange rates.)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets, stock-based compensation expense and one-time tax restructuring effects.

Comparable U.S. GAAP financial information, and a reconciliation of the GAAP and non-GAAP measures, are set forth in the preceding tables in this Attachment A.

---------------------------------------------------------------------------------------------------------------------
                                         Three months ended                          Twelve months ended
                             ----------------------------------------------------------------------------------------
                              December 31,     December 31,   Variation    December 31,      December     Variation
                                  2006             2005                        2006          31, 2005
---------------------------------------------------------------------------------------------------------------------
Non-GAAP Revenue             (euro) 353.2     (euro)313.3         13%    (euro)1,177.5   (euro)943.6          25%

Non-GAAP Revenue breakdown
by activity
Software Revenue                    290.4           261.3         11%            982.8         792.7          24%
Services and other Revenue           62.8            52.0         21%            194.7         150.9          29%

Non-GAAP Revenue breakdown
by segment
PLM revenue                         293.9           261.4         12%            959.4         761.8          26%
  of which ENOVIA revenue            71.1            47.1         51%            199.7         121.9          64%
SolidWorks revenue                   59.3            51.9         14%            218.1         181.8          20%

Non-GAAP Revenue breakdown
by geography
Americas                            110.1            85.7         28%            366.5         286.3          28%
Europe                              172.3           161.4          7%            548.3         441.8          24%
Asia                                 70.8            66.2          7%            262.7         215.5          22%
---------------------------------------------------------------------------------------------------------------------

Non-GAAP Operating Income           121.1           118.5          2%            316.2         269.9          17%
Non-GAAP Operating Margin           34.3%           37.8%                        26.9%         28.6%
Non-GAAP Net Income                  85.7            80.0          7%            217.5         187.2          16%
Non-GAAP Diluted Net                 0.72            0.67          7%             1.83          1.59          15%
Income Per Share
---------------------------------------------------------------------------------------------------------------------

Closing headcount                   6,840           5,693         20%
---------------------------------------------------------------------------------------------------------------------

Average Rate USD per Euro            1.29            1.19          9%             1.26          1.24           1%
Average Rate JPY per Euro           151.9           139.4          9%            146.1         136.9           7%
---------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DASSAULT SYSTEMES S.A.

Date:  February 14, 2007                By:     /s/ Thibault de Tersant
                                                --------------------------------
                                        Name:   Thibault de Tersant
                                        Title:  Executive Vice President,
                                                Finance and Administration